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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              EXCO RESOURCES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  269279 20 4
              ------------------------------------------------
                                 (CUSIP Number)

                               William L. Boeing
                            Haynes and Boone, L.L.P.
                          901 Main Street, Suite 3100
                              Dallas, Texas  75202
                                 (214) 651-5553
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                August 13, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

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 CUSIP No.  269279-20-4                                                                Page      2    of    5   Pages
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      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Earl Ellis
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                  (a)  [ ]
                                                                                                               (b)  [ ]

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      3      SEC USE ONLY

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      4      SOURCE OF FUNDS

                     PF
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [ ]

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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
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            NUMBER OF               7       SOLE VOTING POWER
            SHARES
         BENEFICIALLY                         100,000(1)
           OWNED BY              --------------------------------------------------------------------------------------------
             EACH                   8       SHARED VOTING POWER
           REPORTING
            PERSON                            0
             WITH                --------------------------------------------------------------------------------------------

                                    9       SOLE DISPOSITIVE POWER

                                              100,000(1)
                                 --------------------------------------------------------------------------------------------
                                    10      SHARED DISPOSITIVE POWER

                                              0
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              11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  100,000(1)
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              12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]

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              13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  1.5% (voting, dispositive)
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              14               TYPE OF REPORTING PERSON*

                                  IN
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

(1) The Reporting Person has acquired 50,000 shares of the Issuer's common stock, par value $.02 per share (the "Common Stock") for $6.00 per share pursuant to the exercise of rights issued to the Issuer's existing shareholders under the terms of the Issuer's Common Stock rights offering (the "Rights Offering"). The amount listed does not include 1,000 shares purchased by the Reporting Person as a gift to his wife or the 1,000 shares purchased by the Reporting Person as a gift to his daughter. The Reporting Person has no beneficial ownership interest in the shares owned by his wife and daughter. The amount listed also takes into account a two-for-one reverse stock split consummated by the Issuer in March, 1998.
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Item 1.  Security and Issuer.

         (a)     Title of Class of
                 Equity Securities:     Common Stock

         (b)     Name of Issuer:        EXCO Resources, Inc.

         (c)     Address of Issuer's
                 Principal Executive Offices:

                                        5735 Pineland Drive
                                        Suite 235
                                        Dallas, Texas 75231


Item 2.  Identity and Background.

         (a)     Name:            Earl Ellis

         (b)     Residence or
                 Business Address:      Benjamin Jacobson & Sons
                                        40 Wall Street
                                        New York, New York 10005


         (c)     Principal Business:    Present principal occupation or
                                        employment and the name, principal
                                        business address of any
                                        corporation in which such
                                        employment is conducted:  Senior LLC
                                        member, Benjamin Jacobson & Sons,
                                        40 Wall Street, New York, New York 10005

         (d)     Criminal Convictions during the past five years:  None.

         (e) Whether, during the past five years, he was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: None.

         (f)     United States.


Item 3.  Source and Amount of Funds or Other Consideration.

                 The shares of Common Stock acquired by the Reporting Person as beneficial owner pursuant to the Rights Offering were acquired with $300,000 in personal funds. The Reporting Person also purchased 1,000 shares of Common Stock for his wife and 1,000 shares of Common Stock for his daughter pursuant to the Rights Offering with $12,000 in personal funds.





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Item 4.  Purpose of the Transaction.

                 The Reporting Person acquired 50,000 shares of Common Stock pursuant to the exercise of rights in the Rights Offering for investment purposes only and purchased 2,000 shares of Common Stock as gifts for his wife and daughter.


Item 5.  Interest in Securities of the Issuer.

(a) and (b):     See Items 7 through 11 on the cover page of this Amendment
                 No. 1 to Schedule 13D.

(c) Other than the purchase of 50,000 shares of Common Stock of the Issuer reported herein and the purchase of 1,000 shares for his wife and 1,000 shares for his daughter as described herein, the Reporting Person has not engaged in any other transaction in the Issuer's Common Stock.

(d) Rights of others known by the undersigned to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities: None.

(e) The Reporting Person went below 5% beneficial ownership of the Issuer as of August 13, 1998.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                 None


Item 7.  Material to be Filed as Exhibits.

                 None





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 24, 1998.


                                       /s/ EARL ELLIS
                                       -----------------------------------------
                                       EARL ELLIS